SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Astronics Corporation
(Name of Issuer)

Class B Common Stock, $0.01 par value
(Title of Class of Securities)

046433207
(CUSIP Number)

BOSTON & SARANAC LLC
Robert S. Keane
78 Beacon Street
Boston, Massachusetts 02108
(781) 652-6324
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □
(Page 1 of 6 Pages)
______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046433207	SCHEDULE 13D/A	Page 2 of 6 pages

1	NAME OF REPORTING PERSON BOSTON & SARANAC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 448,199 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 448,199 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 448,199 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 046433207	SCHEDULE 13D/A	Page 3 of 6 pages

1	NAME OF REPORTING PERSON Robert S. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 655,085 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 655,085 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 655,085 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

* Includes 206,886 shares held by the Elizabeth A. Keane & Kevin R. Keane Trust U/A/D 10- 15-97 FBO Elizabeth A. Keane). See Item 4.

Item 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Class B Common Stock of Astronics Corporation (the “Company”). The principal executive offices of the Company are located at 130 Commerce Way, East Aurora, New York 14052.

Item 2.	IDENTITY AND BACKGROUND

CUSIP No. 046433207	SCHEDULE 13D/A	Page 4 of 6 pages

(a)
This Schedule 13D is filed by:

(i)Boston & Saranac LLC, a Delaware limited liability company, (“Boston & Saranac”) with respect to the shares of Class B Common Stock held directly by it; and
(ii)Robert S. Keane (“Mr. R. Keane”), with respect to the shares of Class B Common Stock held by him through Boston & Saranac in his capacity as Manager of Boston & Saranac and as Trustee of the Elizabeth A. Keane & Kevin R. Keane Trust U/A/D 10- 15-97 FBO Elizabeth A. Keane).

The foregoing persons are hereinafter sometimes together referred to as the “Reporting Persons”.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Class B Common Stock held by the other Reporting Person.

(b)	The business address of the Reporting Persons is 78 Beacon Street, Boston, Massachusetts 02108.

(c)
The principal occupation of (i) Boston & Saranac is to serve as a holding company of shares of the Company, and (ii) Mr. R. Keane is the President and Chief Executive Officer of Cimpress plc. Mr. R. Keane serves as a Director of the Company.

(d) & (e)
During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Boston & Saranac is a Delaware limited liability company. Mr. R. Keane is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 5, 2020, the estate of Kevin T. Keane, the father of Mr. R. Keane sold 74,372 shares of Class B Common Stock to Boston & Saranac, at a price of $10.46 per share.

On August 21, 2020, 5096 Saranac LLC, a Delaware limited liability company, made an in-kind distribution of the 1,409,614 shares of Class B Common Stock held by it to its members, including 373,827 shares of Class B Common Stock to Boston & Saranac.

Item 4.	PURPOSE OF TRANSACTION

CUSIP No. 046433207	SCHEDULE 13D/A	Page 5 of 6 pages

The transactions described in Item 3 above were the result of the administration of the estate of Kevin T. Keane, the father of Mr. R. Keane. 5096 Saranac LLC was established by a trust of Mr. R. Keane’s father, Kevin T. Keane, and is owned 25% by Boston & Saranac and 75% by limited liability companies owned by trusts for the benefit of the siblings or descendants of siblings of Mr. R. Keane.

Mr. R. Keane is the sole Manager of Boston & Saranac. As Manager, Mr. R. Keane may sell the assets of Boston & Saranac, vote it assets and/or take any action with respect to investment of its assets.

Mr. R. Keane serves as one of three trustees of the Elizabeth A. Keane & Kevin R. Keane Trust U/A/D 10- 15-97 FBO Elizabeth A. Keane). Each trustee shares voting and dispositive power equally. Mr. R. Keane is also one of multiple beneficiaries to the trust. The entire amount of the trust’s interest is reported here, however Mr. R. Keane’s proportionate interest is approximately 25%.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their shares reported herein or any other derivative securities, engaging in hedging or similar transactions with respect to the shares reported herein and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class B Common Stock and percentages of the Class B Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon the 7,169,459 shares of Class B Common Stock outstanding as of July 27, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020 filed with the SEC on August 4, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class B Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	See Item 3.

(d)	No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.
Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Company has granted 5,600 restricted stock units to Mr. R. Keane under the Astronics Corporation 2017 Long Term Incentive Plan pursuant to Time-Based Restricted Stock Unit Award Agreement (Director), dated February 28, 2020. Each restricted stock unit represents the right to receive, at settlement, one share of Common Stock of the Company. The restricted stock units vest in full on August 28, 2020 unless Mr. R. Keane’s service as a director terminates for any reason before that date.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Time-Based Restricted Stock Unit Award Agreement.

Exhibit 2: Astronics Corporation 2017 Long Term Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019).

Exhibit 3: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 046433207	SCHEDULE 13D/A	Page 6 of 6 pages
SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: August 21, 2020

BOSTON & SARANAC LLC

By: /s/ Robert S. Keane
Name: Robert S. Keane
Title: Manager

/s/ Robert S. Keane
ROBERT S. KEANE